UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Tactile Systems Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87357P 10 0

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87357P 10 0	13G	Page 2 of 11 Pages

1.	Name of Reporting Persons Radius Venture Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 72,383
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 72,383
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,383
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.4%[2]
12.	Type of Reporting Person (See Instructions) PN

[1]	This schedule is filed by Radius Venture Partners III, L.P. (“Radius III, LP”), Radius Venture Partners III QP, L.P. (“Radius III QP, LP”), Radius Venture Partners III (Ohio), L.P. (“Radius III (Ohio), LP”), Radius Venture Partners III, LLC (“Radius GP”), and Jordan Davis and Daniel Lubin (collectively, the “Listed Persons”). Radius GP is the General Partner of Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP and the Listed Persons are the managing members of Radius GP. Radius III, LP, Radius III QP, LP, Radius III (Ohio), LP, Radius GP and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	The percentage is based upon 17,701,786 shares of common stock outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed on November 7, 2017 for quarter ended September 30, 2017.

CUSIP No. 87357P 10 0	13G	Page 3 of 11 Pages

1.	Name of Reporting Persons Radius Venture Partners III QP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 789,287
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 789,287
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,287
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.5%[2]
12.	Type of Reporting Person (See Instructions) PN

[1]	This schedule is filed by Radius Venture Partners III, L.P. (“Radius III, LP”), Radius Venture Partners III QP, L.P. (“Radius III QP, LP”), Radius Venture Partners III (Ohio), L.P. (“Radius III (Ohio), LP”), Radius Venture Partners III, LLC (“Radius GP”), and Jordan Davis and Daniel Lubin (collectively, the “Listed Persons”). Radius GP is the General Partner of Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP and the Listed Persons are the managing members of Radius GP. Radius III, LP, Radius III QP, LP, Radius III (Ohio), LP, Radius GP and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	The percentage is based upon 17,701,786 shares of common stock outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed on November 7, 2017 for quarter ended September 30, 2017.

CUSIP No. 87357P 10 0	13G	Page 4 of 11 Pages

1.	Name of Reporting Persons Radius Venture Partners III (Ohio), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 99,128
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 99,128
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,128
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.6%[2]
12.	Type of Reporting Person (See Instructions) PN

[1]	This schedule is filed by Radius Venture Partners III, L.P. (“Radius III, LP”), Radius Venture Partners III QP, L.P. (“Radius III QP, LP”), Radius Venture Partners III (Ohio), L.P. (“Radius III (Ohio), LP”), Radius Venture Partners III, LLC (“Radius GP”), and Jordan Davis and Daniel Lubin (collectively, the “Listed Persons”). Radius GP is the General Partner of Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP and the Listed Persons are the managing members of Radius GP. Radius III, LP, Radius III QP, LP, Radius III (Ohio), LP, Radius GP and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	The percentage is based upon 17,701,786 shares of common stock outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed on November 7, 2017 for quarter ended September 30, 2017.

CUSIP No. 87357P 10 0	13G	Page 5 of 11 Pages

1.	Name of Reporting Persons Radius Venture Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 960,798
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 960,798

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,798
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%[2]
12.	Type of Reporting Person (See Instructions) OO

[1]	This schedule is filed by Radius Venture Partners III, L.P. (“Radius III, LP”), Radius Venture Partners III QP, L.P. (“Radius III QP, LP”), Radius Venture Partners III (Ohio), L.P. (“Radius III (Ohio), LP”), Radius Venture Partners III, LLC (“Radius GP”), and Jordan Davis and Daniel Lubin (collectively, the “Listed Persons”). Radius GP is the General Partner of Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP and the Listed Persons are the managing members of Radius GP. Radius III, LP, Radius III QP, LP, Radius III (Ohio), LP, Radius GP and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	The percentage is based upon 17,701,786 shares of common stock outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed on November 7, 2017 for quarter ended September 30, 2017.

CUSIP No. 87357P 10 0	13G	Page 6 of 11 Pages

1.	Name of Reporting Persons Jordan Davis
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,006
	6.	Shared Voting Power 960,798
	7.	Sole Dispositive Power 5,006
	8.	Shared Dispositive Power 960,798

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 965,804
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	This schedule is filed by Radius Venture Partners III, L.P. (“Radius III, LP”), Radius Venture Partners III QP, L.P. (“Radius III QP, LP”), Radius Venture Partners III (Ohio), L.P. (“Radius III (Ohio), LP”), Radius Venture Partners III, LLC (“Radius GP”), and Jordan Davis and Daniel Lubin (collectively, the “Listed Persons”). Radius GP is the General Partner of Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP and the Listed Persons are the managing members of Radius GP. Radius III, LP, Radius III QP, LP, Radius III (Ohio), LP, Radius GP and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	The percentage is based upon 17,701,786 shares of common stock outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed on November 7, 2017 for quarter ended September 30, 2017.

CUSIP No. 87357P 10 0	13G	Page 7 of 11 Pages

1.	Name of Reporting Persons Daniel Lubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 960,798
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 960,798

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,798
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	This schedule is filed by Radius Venture Partners III, L.P. (“Radius III, LP”), Radius Venture Partners III QP, L.P. (“Radius III QP, LP”), Radius Venture Partners III (Ohio), L.P. (“Radius III (Ohio), LP”), Radius Venture Partners III, LLC (“Radius GP”), and Jordan Davis and Daniel Lubin (collectively, the “Listed Persons”). Radius GP is the General Partner of Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP and the Listed Persons are the managing members of Radius GP. Radius III, LP, Radius III QP, LP, Radius III (Ohio), LP, Radius GP and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	The percentage is based upon 17,701,786 shares of common stock outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed on November 7, 2017 for quarter ended September 30, 2017.

CUSIP No. 87357P 10 0	13G	Page 8 of 11 Pages

Item 1

(a)	Name of Issuer:

Tactile Systems Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1331 Tyler Street NE, Suite 200

Minneapolis, MN 55413

Item 2

(a)	Name of Person Filing:

Radius Venture Partners III, L.P.

Radius Venture Partners III QP, L.P.

Radius Venture Partners III (Ohio), L.P.

Radius Venture Partners III, LLC

Jordan Davis

Daniel Lubin

(b)	Address of Principal Business Office or, if none, Residence:

c/o Radius Venture Partners III, LLC

250 Park Avenue, Suite 1102

New York, NY 10177

(c)	Citizenship:

All entities are organized in Delaware. The individuals are all United States citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

87357P 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 87357P 10 0	13G	Page 9 of 11 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Radius Venture Partners III, L.P.	72,383
Radius Venture Partners III QP, L.P.	789,287
Radius Venture Partners III (Ohio), L.P.	99,128
Radius Venture Partners III, LLC [3]	960,798
Jordan Davis [4]	965,804
Daniel Lubin [4]	960,798

(b)	Percent of Class: [5]

Radius Venture Partners III, L.P.	0.4%
Radius Venture Partners III QP, L.P.	4.5%
Radius Venture Partners III (Ohio), L.P.	0.6%
Radius Venture Partners III, LLC	5.4%
Jordan Davis	5.5%
Daniel Lubin	5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Radius Venture Partners III, L.P.	72,383
Radius Venture Partners III QP, L.P.	789,287
Radius Venture Partners III (Ohio), L.P.	99,128
Radius Venture Partners III, LLC	0
Jordan Davis	5,006
Daniel Lubin	0

(ii)	Shared power to vote or to direct the vote

Radius Venture Partners III, L.P.	0
Radius Venture Partners III QP, L.P.	0
Radius Venture Partners III (Ohio), L.P.	0
Radius Venture Partners III, LLC	960,798
Jordan Davis	960,798
Daniel Lubin	960,798

(iii)	Sole power to dispose or to direct the disposition of

Radius Venture Partners III, L.P.	72,383
Radius Venture Partners III QP, L.P.	789,287
Radius Venture Partners III (Ohio), L.P.	99,128
Radius Venture Partners III, LLC	0
Jordan Davis	5,006
Daniel Lubin	0

CUSIP No. 87357P 10 0	13G	Page 10 of 11 Pages

(iv)	Shared power to dispose or to direct the disposition of

Radius Venture Partners III, L.P.	0
Radius Venture Partners III QP, L.P.	0
Radius Venture Partners III (Ohio), L.P.	0
Radius Venture Partners III, LLC	960,798
Jordan Davis	960,798
Daniel Lubin	960,798

(3)	Radius GP is the general partner of Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP.

(4)	The Reporting Person is a managing member of Radius GP. The shares are held by Radius III, LP, Radius III QP, LP and Radius III (Ohio), LP. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(5)	The percentage is based upon 17,701,786 shares of common stock outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed on November 7, 2017 for quarter ended September 30, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 87357P 10 0	13G	Page 11 of 11 Pages

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

RADIUS VENTURE PARTNERS III, L.P.

By:	Radius Venture Partners III, LLC its General Partner

By:	/s/ Jordan Davis /s/ Daniel Lubin
	Name:	Jordan Davis and Daniel Lubin
	Title:	Managing Members

RADIUS VENTURE PARTNERS III QP, L.P.

By:	Radius Venture Partners III, LLC
its General Partner

By:	/s/ Jordan Davis /s/ Daniel Lubin
	Name:	Jordan Davis and Daniel Lubin
	Title:	Managing Members

RADIUS VENTURE PARTNERS III (OHIO), L.P.

By:	Radius Venture Partners III, LLC its General Partner

By:	/s/ Jordan Davis /s/ Daniel Lubin
	Name:	Jordan Davis and Daniel Lubin
	Title:	Managing Members

RADIUS VENTURE PARTNERS III, LLC

By:	/s/ Jordan Davis /s/ Daniel Lubin
	Name:	Jordan Davis and Daniel Lubin
	Title:	Managing Members

By:	/s/ Jordan Davis
	Name:	Jordan Davis

By:	/s/ Daniel Lubin
	Name:	Daniel Lubin

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2017)